Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

March 21, 2011

Item 3.                 News Release

A press release dated March 21, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

Eurasian Minerals Inc. is pleased to announce the appointment of Mr. Brian K. Levet to the Company’s Board of Directors As part of Mr. Levet joining the EMX Board of Directors, he has been granted 150,000 incentive stock options, exercisable at a price of $2.91 per share for a period of five years.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on March 21, 2011, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                 Date of Report

March 21, 2011

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Appointment of Mr. Brian K. Levet to the Board of Directors

Vancouver, British Columbia, March 21, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the appointment of Mr. Brian K. Levet to the Company’s Board of Directors (the “Board”). Mr. Levet comes to EMX with thirty-five years of diversified executive and management experience in mineral exploration, project startup, and mine development and operations. His distinguished career has been built upon a track record of team-oriented discovery success, with a number of these discoveries currently in production. The addition of Mr. Levet further strengthens the EMX Board, and management looks forward to his contributions as the Company continues to expand and develop its world-wide exploration and royalty property portfolios.

The majority of Brian’s career was with Newmont Mining Corporation, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement earlier this year. Before Newmont, Mr. Levet started out with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Corporation after earning a B.Sc. in Geology from the University of London (Derby College of Technology). Brian is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sualwesi, Indonesia, and the McPhillamys gold deposit in New South Wales, Australia. He also led the team that reinterpreted and defined the Martabe gold deposit in Sumatra, was part of the team that recognized the epigenetic origins of the Telfer gold deposit in Australia, and played a significant role in the identification of Yanacocha as a world-class gold mining camp. These successes in generative exploration highlight a key talent that is being added to EMX’s Board with Mr. Levet’s appointment.

As part of Mr. Levet joining the EMX Board of Directors, he has been granted 150,000 incentive stock options, exercisable at a price of $2.91 per share for a period of five years.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.